                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                 PERRIGO COMPANY
             -------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    714290103
             -------------------------------------------------------
                                 (CUSIP Number)

                                   Moshe Arkin
                     c/o Perrigo Israel Pharmaceuticals Ltd.
                    29 Lehi Street, B'nei-Brak 51200, Israel
                            Telephone: 972-3-577-3690
       -------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 1, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

-------------------                                          -------------------
CUSIP No. 714290103                   13D                    Page 2 of 9
-------------------                                          -------------------

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Moshe Arkin
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO, PF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)           [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             80,676 Shares
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 6,722,824 Shares
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  80,676 Shares
   PERSON               --------------------------------------------------------
    WITH                10.  SHARED DISPOSITIVE POWER
                             6,722,824 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,803,500 Shares
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.4% (Based on 91,326,945 outstanding shares)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

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CUSIP No. 714290103                   13D                    Page 3 of 9
-------------------                                          -------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nichsei Arkin Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             None
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 6,722,824 Shares
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  None
   PERSON               --------------------------------------------------------
    WITH                10.  SHARED DISPOSITIVE POWER
                             6,722,824 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,722,824 Shares
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.4% (Based on 91,326,945 outstanding shares)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

     The Schedule 13D filed by Moshe Arkin ("Arkin") and Nichsei Arkin Ltd.
("Nichsei") on March 25, 2005 relating to shares of common stock, without par value (the "Perrigo Shares") of Perrigo Company, a Michigan company ("Perrigo"), as amended by Amendment No. 1 filed on August 28, 2008, as amended by Amendment
No. 2 filed on September 11, 2008 and Amendment No. 3 filed on October 23, 2008, is hereby further amended as set forth below by this Amendment No. 4 (this
"Statement") in connection with the sale of shares by Arkin and Nichsei under the Sales Plan.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of Schedule 13D is hereby amended and restated as follows:

     (a) - (c), (f) This Statement is filed by Moshe Arkin, an individual who is a citizen of the State of Israel ("Arkin"), and Nichsei Arkin Ltd., an Israeli
company controlled by Arkin ("Nichsei"). Arkin's and Nichsei's principal business address is 29 Lehi Street, B'nei-Brak 51200, Israel. Arkin is the sole director and executive officer of Nichsei. His present principal business occupation is investing personal funds.

     (d) - (e) During the last five years, neither Arkin or Nichsei has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The last paragraph of Item 3 of Schedule 13D is hereby amended in its entirety as follows:

     Arkin and Nichsei acquired 10,022,092 Perrigo Shares as a result of a
Merger described and defined in the Schedule 13D filed March 25, 2005. Since acquiring these Perrigo Shares, Arkin has received employee stock options, restricted stock awards, and restricted stock units in connection with his former position as Vice Chairman of Perrigo and current position as a member of the Board of Directors of Perrigo. Arkin did not pay additional consideration in connection with the acquisition of these employee stock options, restricted stock awards, and restricted stock units. Using personal funds, Mr. Arkin exercised 55,000 of these stock options on December 3, 2009. Another 12,091 stock options and 13,585 restricted shares held by Mr. Arkin are currently exercisable. In addition, since acquisition of the Perrigo Shares as a result of the Merger, Arkin and Nichsei have sold 3,299,268 shares, 2,252,843 of which were sold pursuant to the Sales Plan which expired on October 5, 2009.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of Schedule 13D is hereby amended by adding the following paragraphs before the last paragraph of Item 4:

     The Sales Plan which commenced on October 6, 2008 expired on October 5,
2009.

     In addition, in his capacity as Director of Perrigo, Mr. Arkin received
3,053 stock options on November 9, 2009 (with an exercise price of $39.62 and vesting on the day of the next annual shareholders meeting in the fall of 2010).

     In addition, in his capacity as Director of Perrigo (and pursuant to
Perrigo's 2008 Long-Term Incentive Plan), Mr. Arkin received 1,514 Perrigo
Shares as a restricted stock award on November 9, 2009 (vesting September 11,
2010).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is hereby amended and restated as follows:

     (a) As of November 12, 2009, as a result of Arkin's control over Nichsei,
Arkin is the beneficial owner (within the meaning of Rule 13d-3 under the
Exchange Act) of 6,803,500 Perrigo Shares held of record by Arkin and Nichsei, which represent approximately 7.4% of the total outstanding Perrigo Shares
(based on the number of Perrigo Shares disclosed as outstanding on Form 10-Q filed by Perrigo on November 2, 2009). Of these, Nichsei is the record holder of
6,722,824 Perrigo Shares, and Arkin is the beneficial holder of 80,676 Perrigo
Shares that he has a right to acquire based on various employee stock option grants and restricted stock awards currently exercisable (this figure does not include 49,966 employee stock option grants and restricted stock awards not currently exercisable).

     (b) As a result of Arkin's control over Nichsei, Arkin and Nichsei have the shared power to direct the vote and the shared power to direct the disposition of 6,722,824 Perrigo Shares. In addition, Arkin has the sole power to direct the vote and the sole power to direct the disposition of an additional 80,676
Perrigo Shares that he has a right to acquire based on various employee stock option grants and restricted stock awards currently exercisable (this figure does not include 49,966 employee stock option grants and restricted stock awards not currently exercisable).

     (c) In the last 60 days, the below-listed transactions in Perrigo Shares, or securities convertible into, exercisable for, or exchangeable for Perrigo
Shares, were consummated by the persons referenced in Item 2 (each of which sales were effected in ordinary brokerage transactions under the Sales Plan).

                   NUMBER OF SHARES                        SALE PRICE PER
 DATE OF SALE            SOLD         SECURITY TYPE          SHARE ($)
---------------       ----------   --------------------     ----------

   9/29/2009            12,294       Ordinary Shares        $  34.0000
                         1,600       Ordinary Shares        $  34.0100
                           400       Ordinary Shares        $  34.0150
                           500       Ordinary Shares        $  34.0200
                           800       Ordinary Shares        $  34.0300
                         1,300       Ordinary Shares        $  34.0400
                         1,000       Ordinary Shares        $  34.0600
                         2,300       Ordinary Shares        $  34.0600
                         2,700       Ordinary Shares        $  34.0700
                           400       Ordinary Shares        $  34.0800

                         2,500       Ordinary Shares        $  34.0900
                         1,100       Ordinary Shares        $  34.1000
                           300       Ordinary Shares        $  34.1100
                           200       Ordinary Shares        $  34.1200
                           600       Ordinary Shares        $  34.1300
                           500       Ordinary Shares        $  34.1400
   9/30/2009             8,242       Ordinary Shares        $  34.0000
   1/10/2009            50,106       Ordinary Shares        $  34.0000
                           100       Ordinary Shares        $  34.0025
                           600       Ordinary Shares        $  34.0050
                        17,250       Ordinary Shares        $  34.0100
                           100       Ordinary Shares        $  34.0150
                         8,292       Ordinary Shares        $  34.0200
                           100       Ordinary Shares        $  34.0225
                           800       Ordinary Shares        $  34.0250
                         8,732       Ordinary Shares        $  34.0300
                         1,706       Ordinary Shares        $  34.0400
                         6,442       Ordinary Shares        $  34.0500
                         4,279       Ordinary Shares        $  34.0600
                         1,200       Ordinary Shares        $  34.0650
                        14,475       Ordinary Shares        $  34.0700
                         8,489       Ordinary Shares        $  34.0800
                         2,771       Ordinary Shares        $  34.0900
                         7,731       Ordinary Shares        $  34.1000
                           100       Ordinary Shares        $  34.1050
                         2,746       Ordinary Shares        $  34.1100
                         8,200       Ordinary Shares        $  34.1200
                         3,324       Ordinary Shares        $  34.1300
                         1,878       Ordinary Shares        $  34.1400
                         3,371       Ordinary Shares        $  34.1500
                         1,962       Ordinary Shares        $  34.1600
                           400       Ordinary Shares        $  34.1700
                         1,637       Ordinary Shares        $  34.1800
                         1,100       Ordinary Shares        $  34.1900
                         4,258       Ordinary Shares        $  34.2000
                         2,525       Ordinary Shares        $  34.2100
                           500       Ordinary Shares        $  34.2150
                         8,967       Ordinary Shares        $  34.2200
                         4,950       Ordinary Shares        $  34.2300
                           100       Ordinary Shares        $  34.2350
                         7,100       Ordinary Shares        $  34.2400

                         2,699       Ordinary Shares        $  34.2500
                         3,322       Ordinary Shares        $  34.2600
                         1,680       Ordinary Shares        $  34.2700
                         2,745       Ordinary Shares        $  34.2800
                         3,821       Ordinary Shares        $  34.2900
                         3,566       Ordinary Shares        $  34.3000
                         6,959       Ordinary Shares        $  34.3100
                         2,479       Ordinary Shares        $  34.3200
                         3,103       Ordinary Shares        $  34.3300
                         3,725       Ordinary Shares        $  34.3400
                         6,900       Ordinary Shares        $  34.3500
                         2,241       Ordinary Shares        $  34.3600
                         1,400       Ordinary Shares        $  34.3700
                         1,099       Ordinary Shares        $  34.3800
                           200       Ordinary Shares        $  34.3900
                           400       Ordinary Shares        $  34.4000
                           124       Ordinary Shares        $  34.4100
                           836       Ordinary Shares        $  34.4200
                           600       Ordinary Shares        $  34.5500
                           700       Ordinary Shares        $  34.5900
   5/10/2009            17,179       Ordinary Shares        $  34.0000
                           100       Ordinary Shares        $  34.0050
                         3,937       Ordinary Shares        $  34.0100
                         2,855       Ordinary Shares        $  34.0200
                         2,464       Ordinary Shares        $  34.0300
                           800       Ordinary Shares        $  34.0400
                           181       Ordinary Shares        $  34.0600

     In addition to the transactions listed above, Mr. Arkin exercised 55,000 previously granted employee stock options on December 3, 2009 for a total exercise price of $819,650. Of these options, 40,000 were exercised at $14.69 a share (for a total exercise price of $587,600) and 15,000 were exercised at
$15.47 a share (for a total exercise price of $232,050).

     (d) Not applicable.

     (e) Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2009

                                           NICHSEI ARKIN LTD.

                                           By: /s/ Menachem Inbar
                                           ----------------------
                                           Name: Menachem Inbar*
                                           Title: Attorney-in-fact for Moshe
                                           Arkin, Chairman of Nichsei Arkin Ltd.

                                           MOSHE ARKIN

                                           By: /s/ Menachem Inbar
                                           ----------------------
                                           Name: Menachem Inbar**
                                           Title: Attorney-in-fact

----------

* Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2008 by and on behalf of Moshe Arkin as
Chairman of Nichsei Arkin Ltd. (incorporated herein by reference to Exhibit 24.1 to Amendment No. 1 to Schedule 13D filed by Arkin and Nichsei on August 28,
2008).

** Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2008 by and on behalf of Moshe Arkin
(incorporated herein by reference to Exhibit 24.2 to Amendment No. 1 to Schedule
13D filed by Arkin and Nichsei on August 28, 2008).

                                INDEX TO EXHIBITS

Exhibit
Number    Document
------    --------

A         Agreement and Plan of Merger, dated November 14, 2004, by and among
          Perrigo Company, Perrigo Israel Opportunities Ltd. and Agis Industries
          (1983) Ltd. (incorporated herein by reference to Exhibit 2.1 to the
          Current Report on Form 8-K filed by Perrigo Company on November 18,
          2004).

B         Lock-up Agreement, dated November 14, 2004, by and among Perrigo
          Company, Perrigo Israel Opportunities Ltd. and Moshe Arkin
          (incorporated herein by reference to Exhibit 10.5 to the Current
          Report on Form 8-K filed by Perrigo Company on November 18, 2004).

C         Registration Rights Agreement, dated November 14, 2004, by and between
          Perrigo Company and Moshe Arkin (incorporated herein by reference to
          Exhibit 10.1 to the Current Report on Form 8-K filed by Perrigo
          Company on November 18, 2004).

D         Nominating Agreement, dated November 14, 2004, by and between Perrigo
          Company and Moshe Arkin (incorporated herein by reference to Exhibit
          10.2 to the Current Report on Form 8-K filed by Perrigo Company on
          November 18, 2004).

E         Employment Agreement, dated November 14, 2004, by and among Perrigo
          Company, Agis Industries (1983) Ltd. and Moshe Arkin (incorporated herein by reference to Exhibit 99.6 to the Registration Statement on
          Form S-4 filed by Perrigo Company on February 11, 2005).

F         Joint Filing Agreement, dated March 25, 2005, between Moshe Arkin and
          Nichsei Arkin Ltd. (incorporated herein by reference to Exhibit 99 to the Schedule 13D filed by Moshe Arkin and Nichsei Arkin Ltd. on March
          25, 2005).

G         Sales Plan, dated September 5, 2008, between Nichsei Arkin Ltd. and
          J.P. Morgan Securities Inc. (incorporated herein by reference to
          Exhibit 99 to Amendment No. 2 to Schedule 13D filed by Moshe Arkin and
          Nichsei Arkin Ltd. on September 11, 2008).

24.1      Power of Attorney of Moshe Arkin as Chairman of Nichsei Arkin Ltd.,
          dated August 12, 2008 (incorporated herein by reference to Exhibit
          24.1 to Amendment No. 1 to Schedule 13D filed by Moshe Arkin and
          Nichsei Arkin Ltd. on August 28, 2008).

24.2      Power of Attorney of Moshe Arkin, dated August 12, 2008 (incorporated herein by reference to Exhibit 24.2 to Amendment No. 1 to Schedule 13D filed by Moshe Arkin and Nichsei Arkin Ltd. on August 28, 2008).